(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-41780

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Rogers International Raw Materials Fund, L.P.

Full Name of Registrant

N/A

Former Name if Applicable

c/o Beeland Management Company, L.L.C., 141 West Jackson Blvd., Suite 1340A

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60604

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is involved in the widely reported bankruptcy proceedings of Refco Inc. and its affiliate, Refco Capital Markets, Ltd. Prior to Refco Inc.’s filing a petition for bankruptcy, Registrant opened a number of trading accounts with Refco affiliates, including Refco Capital Markets, Ltd. Registrant and Registrant’s administrator have had difficulty obtaining electronic reporting from Refco Capital Markets, Ltd. As a result, Registrant needs additional time to review all relevant reports in connection with the completion of its third quarter financial statements prior to filing its report on Form 10-Q for the quarterly period ended September 30, 2005. Registrant fully anticipates filing its report on Form 10-Q by no later than the fifth calendar day following November 14, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Allen D. Goodman (Name)	312 (Area Code)	264-4375 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rogers International Raw Materials Fund, L.P.

             (Name of Registrant as Specified in Charter)

has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized.

		By:	Beeland Management Company, L.L.C.
General Partner

Date:	November 15, 2005	By:	/s/ Walter Thomas Price III
Walter Thomas Price III Managing Member